# CULTURED
## FOODS

*"Join us in fermenting the future of food"*

# THE PROBLEM

**Most "healthy" plant proteins are ultra-processed junk.**

**What conscious consumers really want:**

- Whole foods with clean labels
- Probiotics that support gut health
- Fiber rich lean proteins

# WHO WE ARE

## CULTURED FOODS

- 7 Years of dedication traction
- Boot strap to 320K in revenue
- Established Distribution with UNFI and KeHE
- Key food service partners, including Erewhon

# SAN DIEGO TEMPEH


SAN DIEGO TEMPEH
SOY-FREE
FERMENTED
SMALL BATCH
PLANT PROTEIN
GF
CHICKPEA & SUNFLOWER SEED TEMPEH
PERISHABLE • KEEP FROZEN OR REFRIGERATED
8OZ/227G

Chickpea & Sunflower Seed Tempeh


SAN DIEGO TEMPEH
SOY-FREE
FERMENTED
SMALL BATCH
PLANT PROTEIN
GF
MUNG BEAN & BLACK BEAN TEMPEH
PERISHABLE • KEEP FROZEN OR REFRIGERATED
8OZ/227G

Black & Mung Bean Tempeh

# COCONUT MISO AMINOS

- Lower sodium
- Live probiotics
- Allergen free
- Refrigerated



CULTURED FOODS
COCONUT & MISO
AMINOS

# CULTURED KRAUT

- Live Probiotics
- Clay Pot Fermented
- Beautiful color
- Thick and crunchy


CULTURED FOODS
FOR THE PLANET
GF
USDA ORGANIC
16oz
RED & GREEN CABBAGE WITH CARROT
LIVING KRAUT

# OUR TEAM



## MAX PETRICH

CEO & Founder

Founder of San Diego Tempeh/ Cultured Foods. Mission-driven CPG entrepreneur and fermentation expert.



## LUKE ABBOTT

Partner

Founder and CEO of V-Driven, former owner of Monterey Provisions and CPG industry insider.

# OUR GROWTH

Revenue Year-Over-Year

**3x growth since 2020 | Bootstrapped with zero outside investment**


$111K
$139K
$183K
$257K
$327K
$315K
2020
2021
2022
2023
2024
2025

# OUR CHALLENGES

| | |
|---|---|
| Manual Packaging | High-Interest Debt |
| Customer Concentration | Untapped DTC Sales |

# $400,000

Our first raise. Every dollar has a job.

| $120K | $100K | $70K | $75K |
| --- | --- | --- | --- |
| Automated Equipment | Debt Elimination | Sales & Marketing | DTC Marketplace |

# AUTOMATION

**$120,000 Investment**

| 2X | 50% |
| --- | --- |
| PRODUCTION CAPACITY | LABOR COST REDUCTION |

*More product. Better margins. Profitable growth.*

# DEBT ELIMINATION

$100,000 Investment

SAVES

**+$17,400**

A YEAR

# SALES & MARKETING

**$70,000 Investment**

| 40+ | 300+ |
| --- | --- |
| NEW FOOD SERVICE PARTNERS | NEW RETAIL LOCATIONS |

*Expanding from regional player to national brand*

# CULTURED FOODS MARKETPLACE

**$75,000 Investment**

**BUILD OUT AND SUPPORT DTC STORE**

# $10,000+

**PER MONTH ONLINE**

THE ASK

# $400,000 SAFE PLUS REVENUE SHARE

| $3.5M | $100 | Wefunder |
| --- | --- | --- |
| Valuation Cap | Minimum | Platform |

**50% of Net Profit, distributed annually**

# Join us in fermenting the future of food

CULTURED FOODS

contact@sandiegotempeh.com | sandiegotempeh.com